UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PIERIS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

720795103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 720795103

1	NAME OF REPORTING PERSONS AstraZeneca PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (Joint filers)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,584,230 shares[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,584,230 shares[2]
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,584,230 shares[3]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%[2]
12	TYPE OF REPORTING PERSON (See Instructions) CO

1 Represents shares directly held by AstraZeneca AB, a wholly-owned subsidiary of AstraZeneca PLC. AstraZeneca PLC and AstraZeneca AB may each be deemed to have sole voting and dispositive power over the shares.

2 See footnote 1.

3 See footnote 1.

4 The percentage ownership was calculated based on 74,406,253 shares of the issuer’s common stock outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 (the “Form 10-Q”) filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2022.

CUSIP No. 720795103

1	NAME OF REPORTING PERSONS AstraZeneca AB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (Joint filers)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,584,230 shares[5]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,584,230 shares[6]
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,584,230 shares[7]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%[8]
12	TYPE OF REPORTING PERSON (See Instructions) OO

5 See footnote 1.

6 See footnote 1.

7 See footnote 1.

8 See footnote 4.

Item 1(a)	Name of Issuer.

Pieris Pharmaceuticals, Inc., a Nevada Corporation (the “Issuer”)

Item 1(b)	Address of Issuer's Principal Executive Offices.

255 State Street, 9th Floor Boston, Massachusetts 02109

Item 2(a)	Name of Person Filing.

See response to 2(c)

Item 2(b)	Address of Principal Business Office or, if none, Residence.

See response to 2(c)

Item 2(c)	Citizenship.

This statement is filed on behalf of:

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

United Kingdom

Citizenship: United Kingdom

AstraZeneca AB:

SE-151 85 Sodertalje

Sweden

Citizenship: Sweden

Item 2(d)	Title of Class of Securities.

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP No.

720795103

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,584,230 shares

(b)

Percent of class:

4.8%. The percentage ownership was calculated based on 74,406,253 shares of the issuer’s common stock outstanding as of November 1, 2022, as reported in the Form 10-Q filed with the SEC on November 4, 2022.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: AstraZeneca PLC: 3,584,230 shares AstraZeneca AB: 3,584,230 shares

(ii)	Shared power to vote or direct the vote: AstraZeneca PLC: 0 shares AstraZeneca AB: 0 shares

(iii)	Sole power to dispose or direct the disposition: AstraZeneca PLC: 3,584,230 shares AstraZeneca AB: 3,584,230 shares

(iv)	Shared power to dispose or direct the disposition: AstraZeneca PLC: 0 shares AstraZeneca AB: 0 shares

AstraZeneca AB, a wholly owned subsidiary of AstraZeneca PLC, is the direct record holder of all 3,584,230 shares reported herein. Each of AstraZeneca AB and AstraZeneca PLC may be deemed to have sole voting and dispositive power with respect to such shares.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 10, 2023

AstraZeneca PLC

/s/ Adrian Kemp
Signature

Adrian Kemp, Company Secretary
Name/Title

AstraZeneca AB

/s/ Lars-Johan Cederbrant
Signature

Lars-Johan Cederbrant, Director
Name/Title

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).